UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One):      [ ] Form 10-K and Form 10-KSB  [ ]  Form 20-F   [ ] Form 11-K
                  [X] Form 10-Q and Form 10-QSB  [ ]  Form N-SAR


                  For Period Ended: March 31, 2006.

                  [ ]      Transition Report on Form 10-K
                  [ ]      Transition Report on Form 20-F
                  [ ]      Transition Report on Form 11-K
                  [ ]      Transition Report on Form 10-Q
                  [ ]      Transition Report on Form N-SAR
                  For the Transition Period Ended:_____________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A







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

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: Global Pari-Mutuel Services, Inc.

Former Name if Applicable: Orbis Development, Inc.


                      Address of Principal Executive Office

Street and Number:           2533 North Carson Street
City, State and Zip Code:    Carson City, Nevada 89706



                                     PART II
                             RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

     The quarterly report of the registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.



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

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Michael Bard               802              253-6972
     ----------------------     ---------        ----------------
     (Name)                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

     If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Global Pari-Mutuel Services, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2006                          By:  /s/ Michael Bard
--------------------------------            --------------------------------
                                            Name:  Michael Bard
                                            Title:   Controller






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